UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 TIMELINE, INC.
         ---------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                   887336 10 5
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2002
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-1(b)

        [X]  Rule 13d-1(c)

        [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 887336 10 5                 Schedule 13G             Page 2 of 4 Pages
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
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
   1.  Names of Reporting Persons                                                    TERRY HARVEY

       I.R.S. Identification Numbers of Reporting Persons (entities only)

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  #2.  Check Appropriate Box if a Member of a Group:

       (a)  [ ]
       (b)  [ ]

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   3.  SEC Use Only

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   4.  Citizenship or Place of Organization                                          U.K. CITIZEN

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       Number of Shares Beneficially Owned by Each Reporting Person With:

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          5.  Sole Voting Power                                                      221,407

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          6.  Shared Voting Power                                                    -0-

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          7.  Sole Dispositive Power                                                 221,407

     ----------------------------------------------------------------------------------------------

          8.  Shared Dispositive Power                                               -0-

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   9.  Aggregate Amount Beneficially Owned by Each Reporting Person                  221,407

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 #10.  Check Box if Aggregate Amount in Row "9" Excludes Certain Shares              [ ]

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  11.  Percent of Class Represented by Amount in Row "9"                             5.3%

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 #12.  Type of Reporting Person                                                      IN

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#See Instructions.

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CUSIP NO. 887336 10 5                 Schedule 13G             Page 3 of 4 Pages

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


   Item 1. (a)   Issuer                                                           Timeline, Inc.

           (b)   Principal Executive Offices                                      3055 - 112th Avenue NE, Suite 106
                                                                                  Bellevue, Washington  98004
   Item 2. (a)   Person Filing                                                    Terry Harvey

           (b)   Principal Business Office or, if none, Residence                 c/o Timeline, Inc.
                                                                                  3055 - 112th Avenue NE, Suite 106
                                                                                  Bellevue, Washington  98004

           (c)   Citizenship                                                      U.K. citizen

           (d)   Title of Class of Securities                                     Common Stock

           (e)   CUSIP Number                                                     887336 10 5

   Item 3. Statement Filed Pursuant ss. 240.13d-1(b) or ss. 240.13d-2(b) or (c), by:

           (a)   [ ]  Broker or dealer registered under Act ss. 15 (15 U.S.C. 78o)

           (b)   [ ]  Bank as defined in Act ss. 3(a)(6) (15 U.S.C. 78c)

           (c)   [ ]  Insurance company as defined in Act ss. 3(a)(19) (15 U.S.C. 78c)

           (d)   [ ]  Investment company registered under ss. 8, Investment Company Act of 1940 (15 U.S.C. 80a-8)

           (e)   [ ]  Investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E)

           (f)   [ ]  Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

           (g)   [ ]  Parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G)

           (h)   [ ]  Savings association as defined in ss. 3(b), Federal Deposit Insurance Act (12 U.S.C. 1813)

           (i)   [ ]  Church plan excluded from the definition of an investment company under ss. 3(c)(14), Investment
                      Company Act of 1940 (15 U.S.C. 80a-3)

           (j)   [ ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J)

           Statement Filed Pursuant ss. 240.13d-1(c) (if applicable, check box)    [X]

   Item 4. Ownership of Securities Identified in Item 1.

           (a)   Amount beneficially owned                                        221,407 (1)

           (b)   Percentage of class                                              5.3% (2)

           (c)   Number of shares as to which such person filing has:

                (i)   sole power to vote or direct the vote                       221,407 (1)

                (ii)  shared power to vote or to direct the vote                  -0-

                (iii) sole power to dispose of or direct disposition              221,407 (1)

                (iv)  shared power to dispose of or direct disposition            -0-

           (1)  The 221,407 shares beneficially owned by Mr. Harvey consist of (a) 214,741 shares owned directly, and
                (b) 6,666 shares subject to options exercisable by Mr. Harvey within 60 days of the date of hereof.

           (2)  Calculated in accordance with Exchange Act Rule 13d-3; based on 4,172,664 shares of common stock, consisting of 4,165,998 shares outstanding as of close of business on January 30, 2003 (as reflected in Timeline's Form 10-QSB for the quarter ended December 31, 2002), and 6,666 shares subject to options and warrants granted to Mr. Harvey and exercisable within 60 days of the date of this filing on Schedule 13G.

   Item 5. Ownership of Five Percent or Less of Class.  (if filing to report cessation of beneficial ownership of more
           than five percent of class, check box)                                  [ ]

   Item 6. Ownership of More than Five Percent of Class on Behalf of Another       [not applicable]

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

CUSIP NO. 887336 10 5                 Schedule 13G             Page 4 of 4 Pages

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

   Item 7. Identification and Classification of Subsidiary Which Acquired Security
           Being Reported on By Parent Holding Company                              [not applicable]

   Item 8. Identification and Classification of Members of Group                    [not applicable]

   Item 9. Notice of Dissolution of Group                                           [not applicable]

  Item 10. Certification

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          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  FEBRUARY 25, 2003
                                        ----------------------------------------
                                                        (Date)

                                      X           /S/ TERRY HARVEY
                                        ----------------------------------------
                                                     (Signature)

                                                     TERRY HARVEY
                                        ----------------------------------------
                                                     (Name/Title)